Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Webster Financial Corporation:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Webster Financial Corporation Employee Stock Purchase Plan, of our reports dated March 1, 2019, with respect to the consolidated balance sheets of Webster Financial Corporations and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annul report on Form 10-K of Webster Financial Corporation.

/s/ KPMG LLP

Hartford, Connecticut

April 26, 2019